December 16, 2022

Re:	DLocal Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 2, 2022 File No. 001-40451

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Linda Cvrkel
Rufus Decker

Ladies and Gentlemen:

DLocal Limited (“DLocal” or the “Company”) confirms receipt of the comment letter provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated December 7, 2022 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than January 6, 2023.

If you have any questions, please contact Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com or Drew Glover at 650 752 2052 or drew.glover@davispolk.com of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,

DLocal Limited

By:	/s/ Diego Cabrera Canay
	Name:	Diego Cabrera Canay
	Title:	Chief Financial Officer

cc:	Manuel Garciadiaz
Drew Glover

Davis Polk & Wardwell LLP